UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

The Duckhorn Portfolio, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26414D106

(CUSIP Number)

Peter Tang

Butterfly Equity LP

9595 Wilshire Blvd, Suite 510

Beverly Hills, CA 90212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 26414D106

1.	Names of Reporting Persons Marlee Buyer, Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,779,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,779,734

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.93%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 147,165,073 shares of Common Stock outstanding as of September 26, 2024, as disclosed by the Issuer in its Form 10-K filed with the SEC on October 7, 2024.

1.	Names of Reporting Persons Butterfly UGP II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,779,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,779,734

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.93%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 147,165,073 shares of Common Stock outstanding as of September 26, 2024, as disclosed by the Issuer in its Form 10-K filed with the SEC on October 7, 2024.

1.	Names of Reporting Persons Adam Waglay
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,377,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,377,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,923
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.33%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 147,165,073 shares of Common Stock outstanding as of September 26, 2024, as disclosed by the Issuer in its Form 10-K filed with the SEC on October 7, 2024.

1.	Names of Reporting Persons Dustin Beck
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,377,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,377,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,377,923
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.33%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 147,165,073 shares of Common Stock outstanding as of September 26, 2024, as disclosed by the Issuer in its Form 10-K filed with the SEC on October 7, 2024.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value U.S. $0.01 per share (the “Common Stock”), of The Duckhorn Portfolio, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 1201 Dowdell Lane, Saint Helena, California 94574, United States.

Item 2. Identity and Background

(a), (f)

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Marlee Buyer, Inc., a Delaware corporation (“Marlee Buyer”), by virtue of its entry into the Voting Agreements described below;

(ii)	Butterfly UGP II, LLC, a Delaware limited liability company (“Butterfly UGP II”);

(iii)	Adam Waglay, an individual and citizen of the United States, is joint manager of Butterfly UGP II; and

(iv)	Dustin Beck, an individual and citizen of the United States, is joint manager of Butterfly UGP II.

Each of Marlee Buyer, Butterfly UGP II, Adam Waglay and Dustin Beck are sometimes referred to herein, individually, as a “Reporting Person” and, collectively, as the “Reporting Persons.”

(b) The address of the principal office of the Reporting Persons is c/o Butterfly Equity LP (“Butterfly”), 9595 Wilshire Blvd, Suite 510, Beverly Hills, California 90212. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(c) The principal business of Marlee Buyer is to enter into the agreements related to the Merger described below. The principal business of Butterfly UGP II consists of performing the functions of, and serving as, the general partner of Butterfly Equity II GP, LP and doing all things necessary and incidental thereto. The principal occupation of Messrs. Waglay and Beck is serving as the Co-Founders and Co-Chief Executive Officers of Butterfly, a Los Angeles-based private equity management firm.

(d) – (e)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes but have continuously evaluated the Issuer’s businesses, results of operations, and prospects.

On October 6, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Marlee Buyer and Marlee Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Marlee Buyer (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger. As described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock that, immediately prior to the Effective Time, are (i) held in the treasury of the Issuer or owned by the Issuer or any direct or indirect wholly owned subsidiary of the Issuer, (ii) owned by Marlee Buyer, Merger Sub or any direct or indirect wholly owned subsidiary of Marlee Buyer or Merger Sub or (iii) held or owned by stockholders who have not voted in favor of the Merger and who have demanded, properly in writing, appraisal for such shares of Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware) shall be converted into the right to receive an amount in cash equal to $11.10, without interest, and as of the Effective Time, all such shares will no longer be outstanding and will automatically be cancelled.

In connection with the transactions contemplated by the Merger Agreement, on October 6, 2024, certain investors affiliated with TSG Consumer Partners LLC (“TSG”) and Brown-Forman Corporation (“Brown-Forman”), in each case, in their capacity as stockholders of the Issuer, each entered into a voting and support agreement substantially consistent with the form of voting agreement attached as Exhibit 10.2 hereof (collectively, the “Voting Agreements”) with Marlee Buyer. Under the Voting Agreements, the applicable stockholders commit to vote certain of their respective shares of Common Stock, among other things, in favor of the adoption of the Merger Agreement and against any competing transaction or any other action, agreement or proposal which to its knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement. The Voting Agreements also include certain restrictions on transfer of the shares of Common Stock held by such stockholders. The Voting Agreements terminate in certain circumstances, including in connection with the Issuer’s termination of the Merger Agreement in order to accept a superior proposal. The stockholders that signed the Voting Agreements hold shares of Common Stock representing a majority of the Issuer’s outstanding voting power as of October 4, 2023.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are each qualified in its entirety by reference to the full text of such agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The information set forth in rows (7) through (11) of the cover pages and in Item 4 of this Schedule 13D is incorporated by reference into this Item 5. In this regard, the reported 6,377,923 shares of Common Stock are directly held by certain funds and accounts managed indirectly by Messrs. Waglay and Beck, which amount is inclusive of the 5,779,734 shares of Common Stock held by funds for which Butterfly UGP II, LLC is the ultimate general partner.

In addition, as a result of the matters described in Item 4 above, the Reporting Persons, TSG and Brown-Forman may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Based upon information provided to the Reporting Persons by TSG and Brown-Forman, TSG and Brown-Forman respectively own 61,404,559 and 31,531,532 shares of Common Stock or approximately 41.7% and 21.4% of the outstanding shares of Common Stock. Such “group” would beneficially own 99,314,014 shares of Common Stock or approximately 67.5% of the outstanding shares of Common Stock. Shares beneficially owned by the TSG and Brown-Forman are not included in the securities reflected on the cover pages, nor the subject, of this Schedule 13D and, accordingly, TSG and Brown-Forman are not included as reporting persons herein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock (other than such shares directly held by such Reporting Person). TSG and Brown-Forman and their affiliates have filed or are filing a separate Schedule 13D to report the Common Stock that they may be deemed to beneficially own.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Issuer is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 11, 2024, a copy of which is attached as Exhibit 24 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Agreement and Plan of Merger, dated October 6, 2024, by and among Issuer, Marlee Buyer and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 7, 2024).

Exhibit 10.2	Form of Voting and Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 7, 2024).

Exhibit 24	Joint Filing Agreement, dated as of October 11, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

MARLEE BUYER, INC.

By:	/s/ Vishal Patel
Name:	Vishal Patel
Title:	President

By:	/s/ Francesco D’Arcangelo
Name:	Francesco D’Arcangelo
Title:	Vice President, Secretary and Treasurer

BUTTERFLY UGP II, LLC

By:	/s/ Adam Waglay
Name:	Adam Waglay
Title:	Officer

ADAM WAGLAY

/s/ Adam Waglay

DUSTIN BECK

/s/ Dustin Beck